SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10SB

General Form for Registration of Securities of Small
Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of
1934

World Media Group, Inc.

(Exact name of Small Business Issuer in its charter)



COLORADO					59-3752482
(State or other jurisdiction 		    (I.R.S. Employer
of incorporation or organization) 	    Identification
				 		number)


 13604 SE 108 Ct. Road, Ocklawaha, Florida     32179
(Address of principal executive offices)     (Zip Code)

Registrant's Telephone number, including area code:
       (352) 288-3500



Securities to be registered pursuant to Section 12(b) of the
Act:
None

Securities to be registered pursuant to Section 12(g) of the
Act:
Common Stock, $.0001 par value



Forward-Looking Statements and Associated Risk.   This
Registration Statement contains forward-looking statements including statements regarding, among other items, World Media Group's growth strategies, and anticipated trends in
World Media Group's business and demographics.   These
forward-looking statements are based largely on World Media Group's expectations and are subject to a number of risks and uncertainties, certain of which are beyond World Media
Group's control.   Actual results could differ materially
from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.








ITEM 1.   DESCRIPTION OF BUSINESS

World Media Group was incorporated on April 15, 1983, in the State of Colorado under the name United Investors Holding Company, Inc.; on May 19, 1999 the name was changed to Feltner Communication Corporation and on May 18, 2000 the name was changed to World Media Group, Inc.

World Media Group now has one class of securities authorized by its Articles of Incorporation as amended on May 19, 1999, namely 500,000,000 Common Shares with $.0001 par value.

World Media Group intends to acquire or be acquired by a Company engaged in a profitable line of business related to the current trends and will accordingly change its name, after it becomes a reporting company by filing this form
10SB.

As of October 8, 2001 World Media Group has 312 stockholders
(5,385,788 shares).

World Media Group will, depending on the geographic region and location, size of firm, extent of operations and the like, acquire control of or an interest in or be acquired by other companies involved in the investment banking, asset management, commercial banking, trust or other profitable financial services. In order to improve synergy and increase profitability, World Media Group intends to acquire or to be acquired by businesses that are compatible with and will complement its operations.

Competition.   There is significant competition in seeking
merger candidates. Almost all of the companies with which World Media Group competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than World Media Group now has, or
will have in the foreseeable future.   It is also likely that
other competitors will emerge in the near future.   There is
no assurance that World Media Group will compete successfully
with other established financial services companies.   World
Media Group shall compete on the basis of quality and price. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Dependence on One or a Few Major Customers.   World Media
Group does not know at this time which industry it will pursue successfully nor the size of its customer base.

Employees. World Media Group currently has no paid employees
nor part time persons.   World Media Group shall employ
individuals as required.   In addition it will utilize the
services of consultants on an as needed basis.

Seasonal Nature of Business Activities.   World Media Group's
business activities are not seasonal.

Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF
OPERATIONS

Trends and Uncertainties. Demand for World Media Group's products and services will be dependent on, among other things, market acceptance of World Media Group's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of World Media Group's activities will be the receipt of revenues from the sales of its products and services, World Media Group's business operations, upon commencement, may be adversely affected by World Media Group's inability to obtain the necessary financing, competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   World Media Group will
require additional capital in order to meet its future corporate obligations and in order to commence and expand its strategic business plans.

For the nine months ended September 30, 2001 and 2000 World
Media Group did not pursue any investing activities.


For the years ended December 31, 2000 and 1999, World Media
Group did not pursue any investing activities.

For the nine months ended September 30, 2001 World Media
Group


Results of Operations. The Company should be considered as in a Development Stage mode.

Plan of Operation. World Media Group is not delinquent in any of its obligations even though World Media Group has
generated no operating revenues.   However, World Media Group
will begin efforts to raise additional capital. World Media Group does not currently have sufficient capital to expand operations for the next twelve months and will have to raise additional capital to meet its business objectives as well as
the cost to meet the 1934 Act reporting requirements.   World
Media Group intends to pursue its business plan and meet its reporting requirements utilizing cash made available from loans and/or the private and future public sale of its
securities.   World Media Group's management is of the
opinion that revenues from the sales of its securities will be sufficient to pay its expenses until its business operations create revenue.

Other than described above, World Media Group does not expect to need a significant number of employees during the next twelve months.

On a long-term basis, World Media Group's liquidity is dependent on expansion of operations, revenue generation, additional infusions of capital and potential debt financing. World Media Group management believes that additional capital and debt financing in the short term will allow it to commence its business plan and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that World Media Group will be able to obtain the needed additional equity or debt financing in the future.

During the period ended September 30, 2001 the World Media
Group incurred professional services expenses in the amount of $1,450.


ITEM 3.  DESCRIPTION OF PROPERTY.

World Media Group owns no real property at this time and has no agreements to acquire any property. World Media Group currently uses office space at 13604 SE 108 Ct. Road, Ocklawaha, Florida to conduct its operations. This office space is at present provided at no cost by an officer of World Media Group. World Media Group intends to use this office space for its operations until it generates revenue sufficient to lease space under its own name.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

There are currently 5,385,788 Common Shares outstanding.
The following tabulates holdings of shares and other securities of World Media Group by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of World Media Group individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Shareholdings at Date of this Prospectus

				Percentage of
       Number & Class       	Outstanding
       Name and Address        of Shares          	Common Shares

Robert Elliott Alvarez (1)      4,026,011		  	  74.7%
	221 SE 44th Terrace
	Ocala, FL 34471

L.T. (Bruce) Manning (2)	     -0-			   -0-
	221 SE 44th Terrace
	Ocala, FL 34471

Jack Grady Anderson (3)		     -0-			   -0-
	5200 Meadow Creek, Suite 2105
	Dallas, Texas 75248



Officers and Directors as a Group
(3 persons)

(1)	Robert Elliott Alvarez is Chairman of the Board of
Directors, President and a Director of World Media Group. Shares are issued to his name (4,026,011 shares) and to the name of Alvarez, Alvarez & Alvarez (25,000 shares), a family partnership in which Mr. Alvarez holds a beneficiary interest.

(2)	L.T. (Bruce) Manning is a Director of World Media
Group.

(3)	Jack Grady Anderson is a Director of World Media Group.

(4) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or
otherwise.   Unless otherwise indicated, each person
indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as directors until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of World Media Group. The Board of Directors has
primary responsibility for adopting and reviewing implementation of the business plan of World Media Group, supervising the development business plan, and review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of
World Media Group.    Directors receive no cash compensation
or fees for their services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the fourth quarter of 2001.








The Executive Officers and Directors are:

Name                 Position              Term(s) of Office

Robert Elliott Alvarez 	Chairman of the Board,		January 1991
                    	President, Director       	To present

L.T. (Bruce) Manning     Director             		January 1999
								    	To present

Jack Grady Anderson      Director                     January 1999
	        To present

Robert Elliott Alvarez graduated from Forest High School in Ocala, Florida in 1972. From 1973 until 1975, Mr. Alvarez was employed by Cadillac Pools in Ocala, where he eventually became construction manager and was responsible for overseeing, on a day to day basis, several crews working pool construction in the Ocala area. In 1975, Mr. Alvarez founded Custom Pool & Concrete Construction, a custom pool builder and design firm. In addition to residential pool construction projects, World Media Group had a significant business laying concrete for residential and commercial construction sites. Mr. Alvarez managed the business including client development, scheduling, employee issues and financial affairs. In 1979 Mr. Alvarez sold Custom Pool and joined Alvarez Truck Brothers in Pharr, Texas, working within his uncle's business as a branch manager until 1985. His duties included the brokerage of truckloads of commodities throughout the United States, scheduling and general management. In 1985, Mr. Alvarez founded Alvarez & Elliott Truck Brothers, where he continued in the truck load brokerage business on his own account until 1988. As owner, Mr. Alvarez was responsible for day-to-day management of World Media Group, sales, scheduling, employment issues, dealing with owner-operators, insurance, management and financial considerations. From 1988 to 1990, Mr. Alvarez was employed by Associates Consulting Group, a Dallas based business Consulting company, as Las Vegas branch office manager. Mr. Alvarez was responsible for client Development and with helping the firm's clients with workout situations, business planning, marketing and sales strategies and financial consulting. In 1990 Mr. Alvarez re-entered the produce import and export business by founding Santa Barbara Produce, specializing in truck loads of produce freight from Mexico to the United States and Canada. Mr. Alvarez was responsible for all phases of the business and for ultimate profit and loss management. He retired from the truck brokerage industry in 1993.From 1993 until now, Mr. Alvarez rejoined Associates Consulting Group as a part time business management consultant, assisting small, profitable businesses to access the public capital markets through mergers, acquisitions, and other public and private offerings, on a consulting basis.

L.T. (Bruce) Manning graduated from Vanguard High School,
Ocala, Florida in 1972 and from Central Florida Community
College also in Ocala, Florida in 1974, where he obtained a degree in Agro Business Technology. During 1975 and 1976 he attended the Nashville Auto Diesel School in Nashville,
Tennessee. Mr. Manning spent 8 years as a dispatcher with United Parcel Service in Nashville, Tennessee.

Jack Grady Anderson resides in Plano, Texas His expertise covers several areas; he has been a consultant, and his clients have included TV, Radio Stations and corporations in major cities such as Los Angeles, Chicago, Dallas, St. Louis, Las Vegas and Houston. He has extensive experience in the business advisory, marketing and business development areas of consulting. This includes functions such as marketing and consulting to new businesses, formulating business plans, critical path strategies, comprehensive business reviews, due diligence reviews, financial projections, developing market concepts, icons and advertising campaigns, media planning and buying, public relations and newsletter development, sales strategies/presentations, cost effective reorganizations, computer applications, logo designs, desk top publishing, media bank design, and management. He was also a principal or officer in various companies such as Upbeat Communications, Inc., which was a broadcast music and graphics company.


Robert Elliott Alvarez will devote approximately 20% of his time to the business until circumstances justify additional commitments of time.
L.T. (Bruce) Manning will devote approximately 5% of his time to the business.
Jack Grady Anderson will devote approximately 5% of his time to the business.


Remuneration.   No salaries have been paid to executive
officers and there are currently no proposed employment arrangements.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period ended September 30, 2001 Associates
Consulting Group Inc., an entity providing consulting services to World Media Group, advanced $1,450 for operating expenses and $1,000 in cash. These amounts are payable on demand and are non-interest bearing.

There have been no other related party transactions or any other transactions or regulations required to be disclosed pursuant to Item 404 of Regulation S-B.


ITEM 8.  DESCRIPTION OF SECURITIES

Qualification. The following statements constitute brief summaries of World Media Group's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Shares. World Media Group's original articles of incorporation authorize it to issue up to 10,000,000 Common Shares, $.01 par value per Common Share. On May 19, 1999 the articles of incorporation were amended to 500,000,000 shares at $.0001 par value. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights.   Upon liquidation or dissolution, each
outstanding Common Share will be entitled to share equally in the assets of World Media Group legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions
upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore.
World Media Group has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of World Media Group. Accordingly, future dividends, if any, will depend upon, among other considerations, World Media Group's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of Common Shares of World Media
Group are entitled to voting rights of One Hundred percent.
Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable, have no
conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. Signature Stock Transfer, Inc. acts as the
Company's transfer agent.



                        PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

N/A

ITEM 2.  LEGAL PROCEEDINGS

World Media Group is not a party to any legal proceedings nor is World Media Group aware of any disputes that may result in legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During World Media Group's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with World Media Group's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

 None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. World Media Group shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Colorado, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of World Media Group, or served any other enterprise as director, officer or employee at the request of World Media Group. The Board of Directors, in its discretion, shall have the power on behalf of World Media Group to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of World Media Group.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of World Media Group, World Media Group has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by World Media Group of expenses incurred or paid by a director, officer or controlling person of World Media Group in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, World Media Group will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.



INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE
CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT
OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE
SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE
UNENFORCEABLE.









PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Unaudited Balance Sheet dated September 30, 2001
Unaudited Statement of Operations for the nine months ended
September 30, 2001 and 2000
Unaudited Statement of Cash Flows for the nine months ended
September 30, 2001 and 2000
Notes to Unaudited Condensed Financial Statements

Independent Auditor's Report dated September 14, 2001
Balance Sheets - December 31, 2000
Statement of Operations for the years ended December 31, 2000 and 1999
Statement of Changes In Stockholders' Equity for the Period
From December 31, 1998 to December 31, 2000
Statement of Cash Flows for the Years Ended December 31, 2000
and 1999
Notes to Financial Statements




































World Media Group, Inc.
Balance Sheet
September 30, 2001
(Unaudited)
Assets





Current assets


  Cash

$            1,000









Liabilities and Stockholders'
Equity





Current liabilities


  Due to affiliates

 $            2,450



Stockholders' equity


  Common stock, $.0001 par
value, 500,000,000 shares
authorized,


   5,385,788 shares issued and
outstanding


539
  Additional paid-in capital


1,116,539
  Accumulated deficit

           (1,118,528)


               (1,450)






$             1,000





















See the accompanying notes to the Financial statements.








World Media Group, Inc.
Statements of Operations
Nine Months Ended September 30, 2001 and 2000
(Unaudited)







 2001

 2000










Revenue:

 $                 -

 $              -





Operating Costs and
Expenses:

               1,450

                 -





Net (loss)


$             (1,450)

 $              -










Per Share Information -
basic and fully
diluted:









Weighted average common
shares outstanding


5,385,788

        5,385,788





(Loss) per share

 $            (0.00)

 $              -





















































































See the accompanying notes to the
financial statements.






World Media Group, Inc.

Statements of Cash Flows

Nine Months Ended September 30, 2001 and 2000

(Unaudited)






2001
2000

Cash flows from
operating
activities:



  Net cash (used in)
operating activities

$               -
 $          -





Cash flows from
investing
activities:



  Net cash provided
by (used in)
investing activities
              -
           -





Cash flows from
financing
activities:



  Proceeds from
related party loans
        1,000
           -

  Net cash provided
by financing
activities
        1,000
           -





Increase (decrease)
in cash and cash
equivalents
    1,000
          -





Cash and cash
equivalents,
beginning of period
            -
           -





Cash and cash
equivalents, end of
period
 $      1,000
 $         -









Supplemental cash
flow information:



   Cash paid for
interest
  $          -
 $          -

   Cash paid for
income taxes
 $          -
 $          -

















See the accompanying notes to the
financial statements.






WORLD MEDIA GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
(UNAUDITED)


(1)	Basis Of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and
Item 310(b) of Regulation SB. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements of World Media Group as of December 31, 2000 and for the two years then ended, including notes thereto.

(2)	Earnings Per Share

World Media Group calculates net income (loss) per share as required by SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods presented common stock equivalents, if any, were not considered as their effect would be anti dilutive.

(3)	Related Party Transactions

During the period ended September 30, 2001 affiliates of World Media Group advanced $1,450 for operating expenses and $1,000 in cash.
















INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareholders:
World Media Group, Inc.


We have audited the balance sheet of World Media Group, Inc. as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of World Media Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Media Group, Inc. as of December 31, 2000, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.



Stark Winter Schenkein & Co. LLP
Certified Public Accountants

Denver, Colorado
September 14, 2001













World Media Group, Inc.
Balance Sheet
December 31, 2000



Assets





Current assets


  Total current assets

 $       -









Liabilities and Stockholders' Equity





Current liabilities


  Total current liabilities

 $          -



Stockholders' (deficit)


  Common stock, $.0001 par value, 500,000,000 shares authorized,
   5,385,788 shares issued and outstanding
         539
  Additional paid-in capital

   1,116,539
  Accumulated deficit

  (1,117,078)

            -




 $          -



























See the accompanying notes to the Financial statements.


World Media Group, Inc.
Statements of Operations
Years Ended December 31, 2000 and 1999







2000
1999






Revenue:
 $          -
 $         -






Operating Costs and Expenses:
           -
          -



Net (loss)
$          -
$         -



Per Share Information - basic and fully diluted:





Weighted average common shares outstanding
5,385,788
5,385,788



(Loss) per share
$         -
$        -

























































See the accompanying notes to the financial statements.





World Media Group, Inc.
Statement of Stockholders' Equity
Years Ended December 31, 1999 and 2000













Common Stock
Additional
Accumulated


Shares
Amount
Paid in Capital
Deficit
Total






Balance December 31, 1998
  5,385,788
 $   539
 $ 1,116,539
 $ (1,117,078)
 $      -






Net (loss) for the year
          -
       -
           -
            -
        -






Balance December 31, 1999
  5,385,788
     539
   1,116,539
   (1,117,078)
        -






Net (loss) for the year
          -
       -
           -
            -
        -






Balance, December 31, 2000
  5,385,788
 $   539
 $ 1,116,539
 $ (1,117,078)
 $    -




































































































































See the accompanying notes to the financial statements.



World Media Group, Inc.
Statements of Cash Flows
Years Ended December 31, 2000 and 1999




 2000
 1999
Cash flows from operating activities:


Net (loss)
 $         -
 $           -
  Net cash (used in) operating activities
           -
             -



Cash flows from investing activities:


Net cash provided by (used in) investing activities
           -
             -



Cash flows from financing activities:


  Net cash provided by financing activities
           -
             -



Increase (decrease) in cash and cash equivalents
           -
             -



Cash and cash equivalents, beginning of period
           -
             -



Cash and cash equivalents, end of period
           -
             -






Supplemental cash flow information:


   Cash paid for interest
 $       -
 $         -
   Cash paid for income taxes
 $       -
 $         -










































See the accompanying notes to the financial statements.







World Media Group, Inc.
Notes to Financial Statements
December 31, 2000



NOTE 1 - ACCOUNTING POLICIES

Organization

World Media Group was incorporated under the laws of the State of Colorado on April 15, 1983. World Media Group ceased operations during 1986 and was dissolved by the Secretary of State of Colorado during 1989. During January 1995 World Media Group was reinstated by the State of Colorado. World Media Group has adopted December 31 as its year end and currently has no business activity.

Revenue Recognition

World Media Group recognizes revenue when services are performed.

Cash and Cash Equivalents

World Media Group considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

World Media Group follows Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During the periods presented common stock equivalents were not considered as their effect would be anti-dilutive.




Segment Reporting

World Media Group follows Statement of Financial Accounting
Standards No. 130, "Disclosures About Segments of an
Enterprise and Related Information." World Media Group operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.
Income Taxes

World Media Group follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent Pronouncements

In December 1999, the Securities and Exchange Commission issued Bulletin No. 101 ("SAB 101"). SAB 101 provides guidance on applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements and is effective in World Media Group's fourth quarter of 2000. The implementation of SAB 101 did not have an impact on World Media Group's operating results.

In July, 2001, the Financial Accounting Standards Board
(FASB) issued Statement of Financial Accounting Standards
(SFAS) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. World Media Group does not believe the adoption of these standards will have a material impact on World Media Group's financial statements.

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. World Media Group is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. World Media Group is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

NOTE 2 - INCOME TAXES

The provision for income taxes for the years presented has been computed in accordance with Financial Accounting
Standards Board Statement No. 109, Accounting for Income
Taxes. There are no material differences between financial statement income and taxable income.

The amounts shown for income taxes in the statements of operations differ from amounts that would be derived from computing income taxes at federal statutory rates. The following is a reconciliation of those differences.

	   2000	    1999
   Tax at federal statutory rate	     34%	     34%
   Net operating loss	    (34)		    (34)
	      -%	     - %







                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws
(4)	Instruments defining the rights of security holders
(5)	Original offering document

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation
(3.2) Bylaws
(3.3) Amendments to Articles of Incorporation
(4)	Common Stock Certificate
(5)	Original offering document

















INDEPENDENT AUDITOR'S CONSENT


	We do hereby consent to the use of our report dated
September 14, 2001 on the financial statements of World Media
Group, Inc. included in and made part of this form 10SB.



Date: _________________



/s/ Stark Winter Schenkein & Co. LLP
Certified Public Accountants




















































                               Jody M. Walker
                               Attorney-At-Law
                           7841 South Garfield Way
                           Littleton, Colorado 80122
                           Telephone: (303) 850-8637
                           Facsimile: (303) 220-9902


Date: _________________


Securities and Exchange Commission
Washington, D.C. 20549

Re:     World Media Group, Inc.

Dear Sir or Madam




PLEASE INSERT LEGAL OPINION



Very truly yours,

/s/ Jody M. Walker
---------------------------
Jody M. Walker